UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 22, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED ANNOUNCES CHANGES TO ITS
BOARD OF DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is
pleased to announce the appointment of Alan Ferguson and Jochen Tilk as independent non-executive directors to its board of directors, with effect from 1 October 2018 and 1 January 2019, respectively.

Mr Ferguson, a chartered accountant, is highly experienced in a range of finance roles. He was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc (2007-2010) during his career as an executive, and since 2011 he has held non-executive directorships on a number of boards, including current positions with Johnson Matthey, Croda International and Marshall Motors Holdings, all based, and listed, in the United Kingdom.

Mr Tilk, a mining engineer by training, was formerly chief executive officer of Inmet Mining Corporation, a
Canada-based diversified mining company, and is currently executive chairman of Nutrien, the world’s largest provider of crop inputs created by the merger of Agrium and Potash Corporation of Saskatchewan, also based in Canada.

“We are pleased to welcome two directors to the board with the depth and breadth of financial, technical and corporate experience that Alan and Jochen bring,” AngloGold Ashanti Chairman Sipho Pityana said. “This ensures we maintain the strongest standards of oversight and governance.”

ENDS

22 August 2018

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 212 858 7702/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763/+27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 22, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance